Mail Stop 4561

April 21, 2006

James S. Mahan, III
Chairman and Chief Executive Officer
S1 Corporation
3500 Lenox Road NE, Suite 200
Atlanta, GA 30326

Re: **S1 Corporation**
   PREC14A filed April 11, 2006
   File No. 0-24931

   Soliciting Materials filed pursuant to Rule 14a-12 on April 18, 2006
   File No. 0-24931

Dear Mr. Mahan:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Information Concerning Competing Solicitations, page 2

1.   Please ensure that you have disclosed all material information relating to your interactions with the Starboard Group. For example, you state that "On March 29, 2006, a representative of the Starboard Group sent a letter the company expressing the same views…" Describe the views to which you are comparing in your statement that the March 29th letter expressed the "same views."

2.   Given that the Starboard Group owns approximately 9% of the outstanding
        common stock of S1 and is presenting alternative proposals, provide a basis for
        your statement that "the long term best interest of <u>all</u> shareholders would be
        served by executing on the current business plan."

3.   Explain why you believe Starboard's proposals were made "in furtherance of
        Starboard Group's self interests to give itself control of [S1]." A reasonable
        factual basis must exist for each assertion of opinion or belief that you make and
        support for opinions or beliefs should be self-evident, disclosed in the materials or
        provided to the staff on a supplemental basis.

4.   We note your statement that "Starboard's proposed bylaw amendment to permit
        stockholders holding at least one-tenth of the company's outstanding stock to call
        special meetings is designed to enable a minority shareholder like Starboard to
        call special meetings impose substantial administrative and financial burdens on
        the company, significantly disrupt the conduct of the company's business and
        take control over your company." This appears inconsistent with your earlier
        disclosure that the Starboard Group reports that they are the beneficial owners of
        only 8.54% of the outstanding common stock of S1. Please revise to remove the
        implication that Starboard will directly benefit immediately from their proposed
        bylaw amendment or provide a basis for this statement.

5.   We note your statement that "the current bylaw provisions are appropriate
        corporate governance provisions for a company of our size." Disclose that
        commentators and corporate governance experts disagree on the propriety and
        utility of the provisions to which you refer and discuss the fact that such
        provisions may nevertheless be aligned with security holder interest.

Proposal 1—Election of Directors, page 4

6.   Disclose whether each of your nominees has consented to being named in your
        proxy statement and to serve if elected. <u>See</u> Rule 14a-4(d).

Executive Compensation and Other Information, page 11

7.   Please tell us whether the information required by Item 402 of Regulation S-K
        should be provided for Messrs Dreyer and Stone. In this regard, we note Mr.
        Dreyer only joined the company in October 2005, but it appears that Mr. Stone
        has been an employee since June 2004. If such disclosure would have been
        provided pursuant to Item 402(a)(3)(ii) but for the fact that the individual was not
        serving as an executive officer at the end of your last completed fiscal year, revise
        to provide such disclosure pursuant to pursuant to Item 402(a)(3)(iii).

Compensation Committee Report on Executive Compensation, page 15

8.   Revise to disclose the specific relationship of corporate performance to executive compensation. See Item 402(k)(1). In this regard, your current disclosure states that "the qualifications and experience of the persons concerned, the size of the company and the complexity of its operation, the financial condition, including revenues, the compensation paid to other persons employed by the company and the compensation paid to persons having similar duties and responsibilities in the technology industry were considered" in determining executive compensation. Please revise to remove boilerplate language in describing factors and criteria underlying awards or payments of executive compensation.

9.   Revise to <u>discuss</u> the Compensation Committee's bases for your CEO's compensation reported for the last fiscal year. You state that your CEO's compensation is <u>based</u> <u>primarily</u> upon his "experience, responsibilities, demonstrated leadership ability, overall effectiveness and competitive compensation information." Revise to disclose in detail the factors and criteria upon which his compensation was based. Include a specific discussion of the relationship of your performance to his compensation for the last fiscal year, describing each measure of your performance, whether qualitative or quantitative, on which Mr. Mahan's compensation was based. In this regard, we note that revenues were down from fiscal 2004 and the high and low prices per share of your common stock as reported on the Nasdaq National Market had decreased by approximately 50% from fourth quarter 2004 to fourth quarter 2005.

<u>Transactions with Management, page 17</u>

10.   Revise to state the material terms of the new agreement signed February 1, 2006, between you and Yodlee, Inc.

<u>Appendix A – Information Concerning Participants in the Solicitation of Proxies by S1 Corporation, page A-1</u>

11.   Please delete the ambiguous statement that S1's directors and certain of its officers and employees "may be deemed" participants. Instead, explicitly identify all participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Michael Pressman, Special Counsel, at (202) 551-3345, Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (202) 637-5910
        Stuart G. Stein, Esq.

Amit Saluja, Esq.
Hogan & Hartson LLP
Phone: (202) 637-8575